UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Robert  W Davis
   One Dell Way
   TX, Round Rock 78682-2244
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   3/6/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Corporate Planning and Reporting (Chief Accounting Officer)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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
Common Stock        |      |      |    | |                  |   |           |6445.000           |D     |                           |
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Common Stock        |      |      |    | |                  |   |           |1483.000           |I     |Employer 401(k) Plan       |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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
Nonqualified |$25.45  |       |      |    | |           |   |1    |9/5/2|Common Stock|       |       |73120.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |012  |            |       |       |            |   |            |
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Nonqualified |$27.64  |       |      |    | |           |   |2    |3/7/2|Common Stock|       |       |22440.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |012  |            |       |       |            |   |            |
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Nonqualified |$3.7188 |       |      |    | |           |   |3    |12/9/|Common Stock|       |       |34000.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |06   |            |       |       |            |   |            |
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Nonqualified |$9.26   |       |      |    | |           |   |3    |7/18/|Common Stock|       |       |24960.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |2007 |            |       |       |            |   |            |
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Nonqualified |$26.185 |3/6/ 20|3/6/ 2|A   | |21715.000  |A  |4    |3/6/2|Common Stock|21715.0|       |21715.000   |D  |            |
Stock Options|        |03     |003   |    | |           |   |     |013  |            |00     |       |            |   |            |
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Nonqualified |$22.10  |       |      |    | |           |   |5    |9/6/2|Common Stock|       |       |29405.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |011  |            |       |       |            |   |            |
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Nonqualified |$22.94  |       |      |    | |           |   |6    |2/12/|Common Stock|       |       |31290.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |2011 |            |       |       |            |   |            |
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Nonqualified |$28.899 |       |      |    | |           |   |7    |7/17/|Common Stock|       |       |14800.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |2008 |            |       |       |            |   |            |
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Nonqualified |$37.5938|       |      |    | |           |   |8    |8/22/|Common Stock|       |       |51405.000   |D  |            |
Stock Option |        |       |      |    | |           |   |     |2010 |            |       |       |            |   |            |
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Nonqualified |$30.43  |       |      |    | |           |   |3    |3/26/|Common Stock|       |       |19604.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |2009 |            |       |       |            |   |            |
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Nonqualified |$37.5938|       |      |    | |           |   |9    |8/22/|Common Stock|       |       |51405.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |2010 |            |       |       |            |   |            |
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Nonqualified |$44.6875|       |      |    | |           |   |10   |9/23/|Common Stock|       |       |27925.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |2009 |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Exercisable in accordance with the following schedule: 14,624 shares on 9/5 of each year from 2003 through 2007.
2. Exercisable in accordance with the following schedule: 4,488 shares on 3/7 of each year from 2003 through 2007.
3. Currently exercisable.
4. Exercisable according to the following schedule: 4,343 shares on 3/6 of each year from 2004 through 2008.
5. Exercisable in accordance with the following schedule: 5,881 shares currently exercisable and 5,881 shares on 9/6 of each year from 2003 through 2006.
6. Exercisable in accordance with the following schedule: 6,258 shares currently exercisable and 6,258 shares on 2/12 of each year from 2003 through 2006.
7. Exercisable in accordance with the following schedule: 11,840 shares currently exercisable and 2,960 shares on 7/17/03.
8. Exercisable in accordance with the following schedule: 10,281 shares on 8/22 of each year from 2003 through 2007.
9. Exercisable in accordance with the following schedule: 20,562 shares currently exercisable and 10,281 shares on 8/22 of each year from 2003 through 2005.
10. Exercisable in accordance with the following schedule: 16,755 shares currently exercisable and 5,585 shares on 9/23 of 2003 and 2004.
SIGNATURE OF REPORTING PERSON
Robert  W Davis
Thomas H. Welch, Jr.,  Attorney-in-Fact